

October 29, 2014

Via E-mail
Mr. Wilson Ferreira, Junior
CPFL Energy, Inc.
Rua Gomes De Carvalho, 1,510, 14th Floor - Suite 142
CEP 04547 – 005 Vila Olímpia – São Paulo, São Paulo
Federative Republic of Brazil

   Re: **CPFL Energy, Inc.**
     Form 20-F for Fiscal Year Ended December 31, 2013
     Filed April 4, 2014
     Response Dated October 1, 2014
     Filed October 1, 2014
     File No. 001-32297

Dear Mr. Ferreira:

   We have reviewed your response dated October 1, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2013

Financial Statements, page F-1

Note (18) Post-Employment Benefit Obligation, page F-58

1. We note your response to comment 6 in our letter dated September 3, 2014. In order to help us understand the nature of commitments for the post-employment benefit plans of CPFL Paulista, CPFL Pirantininga and CPFL Geração based on the specific regulation issued by PREVIC and why these commitments differ from the carrying amounts of the post-employment benefit obligations recorded by these subsidiaries in accordance with IAS 19 (2011), please provide the following information in your response:

- Please tell us whether the post-employment benefits to be provided to your employees are indexed to the IGP-DI rate (FGV). If so, please tell us how such indexing is reflected in the assumptions used to determine the pension obligation and pension expense under IAS 19 (2011). If not, please explain why the related commitments computed under PREVIC regulations are so indexed. Please refer to IAS 19 (2011), paragraphs 75 through 80 and 83 through 86.

- Please explain how the assumptions and valuation methodology computed in accordance with PREVIC regulations differs from the assumptions and valuation methodology applied in calculating the pension obligation in accordance with IAS 19 (2011). Please ensure your response explains the reasons why the commitment computed in accordance with PREVIC is substantially higher than the net liability computed under IAS 19 (2011).

2. In your response, please tell us whether differences in the timing of required contributions under PREVIC regulations could have a material impact on your liquidity. If so, please also tell us how you considered providing disclosures to highlight the potential impact on your liquidity of these funding requirements.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Mr. Gustavo Estrella, Chief Financial Officer,
        CPFL Energy, Inc.

        Mr. Eduardo Takeiti, Investor Relations Officer,
        CPFL Energy, Inc.